

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2017

Amy Hastings
Vice President
RhythmOne plc
251 Kearny Street, 2nd Floor
San Francisco, CA 94108

>   **Re: RhythmOne plc**
>   **Draft Registration Statement on Form F-4**
>   **Submitted November 14, 2017**
>   **CIK No. 0001713721**

Dear Ms. Hastings:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form F-4 Filed November 14, 2017

What are the most significant conditions to the Offer? , page 6

1.   We note your disclosure on page eight that RythmOne shareholders have approved the issuance of the shares, one of the conditions to the Offer. Please expand your disclosure to state which conditions have been satisfied and which remain outstanding. Further, discuss by what action the RhythmOne shareholders approved the issuance of shares.

Questions and Answers About the Offer
What are the material United States federal income tax consequences of the Transactions to

YuMe stockholders?, page 12

2.   You state on page 5 that you and YuMe intend, at the very least, for the Second Merger
        to constitute a "plan of reorganization" Sections 354, 361 and 368(a) of the Internal
        Revenue Code. Please file an opinion of counsel supporting the tax consequences as
        described here. Revise your disclosures throughout your registration statement, including
        your Material U.S. Federal Income Tax Considerations section, as appropriate to reflect
        this opinion. Please refer to Section III.A.2 of Legality and Tax Opinions in Registered
        Offerings, Staff Legal Bulletin No. 19.

Summary, page 13

3.   We note that your proposal calls for two successive mergers. Include a discussion of the
        chronology of the transactions and the purpose of each merger. By way of example only,
        discuss, if true, that multiple mergers are being consummated for tax or corporate
        capitalization purposes). We note your disclosure at page 5 where you discuss the
        purpose of the first merger.

4.   For context, consider providing an organizational corporate chart that depicts the
        organization of the companies following the merger transactions. Include in this chart,
        the ownership of YuMe following the transactions and the anticipated primary
        shareholders of RthymOne following the transactions.

Background to and Reasons for the Transactions, page 67

5.   Expand your disclosure to discuss why YuMe did not pursue additional contact with AVI
        once YuMe noted AVI's lack of continued engagement.

YuMe's Reasons for the Transactions, page 84

6.   Discuss what consideration the YuMe board gave to the possibility that the shares of
        RhythmOne may decline relative to the YuMe shares and result in a lower implied value
        and premium to YuMe shareholders.

Unaudited Pro Forma Condensed Combined Financial Information , page 199

7.   Please revise the presentation of your pro forma balance sheet to give effect to the
        consummated Radium acquisition first before giving effect to the YuMe proposed
        acquisition. That is, the RhythmOne and Radium historic information should be
        presented followed by the Radium Acquisition pro forma adjustments and a subtotal
        column reflecting the impact of the consummated transaction on the Company's historic
        balance sheet. This should be followed by the historic balance sheet of YuMe, the pro
        forma financing and acquisition adjustments, intercompany elimination and the final pro
        forma combined column.

8.   Similarly, please revise the presentation of your pro forma income statement to first present the pro forma effects of the consummated transactions on the Company's results of operations by inserting a subtotal column after the columns reporting the historic results of operations of Perk and Radium and the columns reporting the Perk and Radium pro forma adjustments, and before presenting the YuMe historic results of operations, pro forma adjustments, and intercompany elimination.

U.S. Federal Income Tax Consequences of the Transactions to U.S. Holders of YuMe Shares, page 218

9.   We note the scenarios you provide under the headers Application of Section 368(a) and Application of Section 367(a)(1), respectively. For clarity, consider providing examples of the expected tax consequences using numbers of your choosing.

5. Segmental Analysis, page F-20

10.   We also note on page 153 that your products fall under two main categories: (1) programmatic self-serve, which is selling RhythmOne's marketplace's inventory through third-party demand-side platforms either as part of a private marketplace or open auction (real-time bidding); and (2) programmatic direct, which is selling RhythmOne's marketplace's inventory through RhythmOne's own demand side platform as part of a managed service arrangement. Tell us how you considered reporting revenues from each of these product categories. Refer to paragraph 32 of IFRS 8.

General

11.   We note that following the merger RhythmOne plans to continue to be a foreign private issuer. Please provide us with an analysis of how the company will continue to remain eligible in light of, among other relevant factors, the company's recent mergers and acquisitions, operations, management and ownership in light of the shares to be issued in connection with the acquisition of Radium and YuMe. Please refer to Rule 405 of the Securities Act.

        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

                                                Division of Corporation Finance
                                                Office of Telecommunications